Filed pursuant to Rule 424(b)(2). Based upon the registration of $300 million of Senior Notes to be offered by means of this prospectus supplement and the accompanying prospectus under the registration statement filed March 20, 2006, a filing fee of $32,100 has been calculated in accordance with Rule 457(r). This fee has been previously transmitted to the SEC in connection with the securities offered pursuant to this prospectus supplement. This paragraph shall be deemed to update the "Calculation of Registration Fee" table in the registration statement referred to in the second sentence above.

Filed Pursuant to Rule 424(b)(2)
File Number 333-132574-01

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 20, 2006)

$300,000,000

PPL Energy Supply, LLC

6.00% Senior Notes due 2036

PPL Energy Supply, LLC is offering its 6.00% Senior Notes due 2036 (the “Notes”). Interest on the Notes will be payable on June 15 and December 15 of each year, commencing on June 15, 2007, and at maturity, as further described in this prospectus supplement. The Notes will mature on December 15, 2036, unless redeemed on an earlier date. We may, at our option, redeem the Notes, in whole at any time or in part from time to time, at the redemption prices described herein. See “Description of the Notes — Redemption.”

Investing in the Notes involves certain risks. See “ Risk Factors” beginning on page S-7 of this prospectus supplement.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount	Proceeds, Before Expenses, to Us(1)

Per Note	98.848%	0.875%	97.973%

Total	$296,544,000	$2,625,000	$293,919,000

(1)	Plus accrued interest, if any, from the date of issuance.

The underwriters expect to deliver the Notes to the purchasers in book-entry form only through the facilities of The Depository Trust Company on or about December 14, 2006.

Joint Book-Running Managers

BNP PARIBAS	Goldman, Sachs & Co.	HSBC

Co-Managers

Lloyds TSB	Mellon Financial Markets, LLC	PNC Capital Markets

The date of this prospectus supplement is December 11, 2006.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date after the date of this prospectus supplement.

Prospectus Supplement

Prospectus

As used in this prospectus, the terms “we,” “our,” and “us” may, depending on the context, refer to PPL Energy Supply, LLC (“PPL Energy Supply”), or to PPL Energy Supply together with PPL Energy Supply’s consolidated subsidiaries, taken as a whole.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that PPL Energy Supply has filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf process, we are offering to sell the Notes, using this prospectus supplement and the accompanying prospectus. This prospectus supplement describes the specific terms of this offering. The accompanying prospectus and the information incorporated by reference therein describe our business and give more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. You should read this prospectus supplement together with the accompanying prospectus before making a decision to invest in the Notes. If the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement is inconsistent with the accompanying prospectus, the information in this prospectus supplement or the information incorporated by reference in this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

Certain of PPL Energy Supply’s affiliates, specifically PPL Corporation, PPL Capital Funding, Inc. and PPL Electric Utilities Corporation, have also registered their securities on the “shelf” registration statement referred to above. However, the Notes are solely obligations of PPL Energy Supply and not of any of PPL Energy Supply’s subsidiaries or of any other affiliate of PPL Energy Supply. None of PPL Corporation, PPL Capital Funding, Inc. or PPL Electric Utilities Corporation or any of PPL Energy Supply’s subsidiaries or other affiliates will guarantee or provide any credit support for the Notes.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

PPL Energy Supply files reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

Our parent, PPL Corporation, maintains an Internet Web site at www.pplweb.com. On the Investor Center page of that Web site, PPL Corporation provides access to all SEC filings of PPL Energy Supply free of charge, as soon as reasonably practicable after filing with the SEC. The information at PPL Corporation’s Web site is not incorporated in this prospectus supplement by reference, and you should not consider it a part of this prospectus supplement. Additionally, PPL Energy Supply’s filings are available at the SEC’s Web site (www.sec.gov).

In addition, reports and other information concerning PPL Energy Supply can be inspected at its offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179.

Incorporation by Reference

PPL Energy Supply will “incorporate by reference” information into this prospectus supplement by disclosing important information to you by referring you to another document that it files separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede that information. This prospectus supplement incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about PPL Energy Supply.

SEC Filings	Period/Date
Annual Report on Form 10-K	Year ended December 31, 2005

Quarterly Report on Form 10-Q	Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006

Current Reports on Form 8-K and 8-K/A	Filed on March 3, 2006, March 30, 2006, April 5, 2006, May 10, 2006, May 16, 2006, June 14, 2006, July 6, 2006 and July 14, 2006

Additional documents that PPL Energy Supply files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus supplement and the termination of the offering of the Notes are also incorporated herein by reference.

PPL Energy Supply will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, a copy of any and all of its filings with the SEC. You may request a copy of these filings by writing or telephoning PPL Energy Supply at:

Two North Ninth Street

Allentown, Pennsylvania 18101-1179

Attention: Investor Services Department

Telephone: 1-800-345-3085

SUMMARY

The following summary contains information about the offering by PPL Energy Supply of its Notes. It does not contain all of the information that may be important to you in making a decision to purchase the Notes. For a more complete understanding of PPL Energy Supply and the offering of the Notes, we urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein carefully, including the “Risk Factors” sections and our financial statements and the notes to those statements.

The Offering

Issuer	PPL Energy Supply, LLC.

Securities Offered	$300,000,000 aggregate principal amount of our 6.00% Senior Notes due 2036.

Stated Maturity Date	December 15, 2036

Interest Payment Dates	Interest on the Notes will be payable on June 15 and December 15 of each year, commencing on June 15, 2007 and at maturity, or upon earlier redemption.

Interest Rate	6.00% per annum.

Redemption

The Notes may be redeemed at our option, in whole at any time or in part from time to time at the redemption prices set forth in this prospectus supplement. The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption and will not be repayable at the option of the Holder of a Note prior to the Stated Maturity Date. See “Description of the Notes—Redemption.”

Covenants	Under the Indenture, we have agreed to certain restrictions on incurring secured debt and entering into certain transactions. See “Description of the Notes—Certain Covenants.”

Listing	We do not intend to list the Notes on any securities exchange.

Form and Denomination

The Notes will be initially registered in the form of one or more global securities, without coupons, in denominations of $1,000 and integral multiples in excess thereof, and deposited with the Trustee on behalf of The Depository Trust Company (“DTC”), as depositary, and registered in the name of DTC or its nominee. See “Description of the Notes—General” and “Description of the Notes—Book-Entry Only Issuance—The Depository Trust Company.”

Ranking

The Notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Because we are a holding company, our obligations on the Notes will be effectively subordinated to existing and future liabilities of our subsidiaries. See “Risk Factors.”

Use of Proceeds

We expect to use the net proceeds from the sale of the Notes to replenish cash or repay short-term indebtedness, including intercompany loans, that PPL Energy Supply used or incurred to fund conversions of its 2 5/8% Convertible Senior Notes due 2023 (“Convertible Notes”). Of the $400 million aggregate principal amount of Convertible Notes originally issued in 2003, approximately $259 million in principal amount has been converted to date in the fourth quarter of 2006. An additional $39 million in principal amount was converted earlier in 2006. The principal amount of the converted Convertible Notes was settled in cash and the conversion premium was settled in PPL common stock, in accordance with the terms of the Convertible Notes.

Ratings

Our senior unsecured debt is currently rated BBB by Standard & Poor’s Ratings Services, Baa2 by Moody’s Investors Service, Inc. and BBB+ by Fitch Ratings. A credit rating reflects an assessment by the rating agency of the creditworthiness associated with an issuer and particular securities that it issues. These ratings are not a recommendation to buy, sell or hold any securities of PPL Energy Supply. Such ratings may be subject to revisions or withdrawal by these agencies at any time and should be evaluated independently of each other and any other rating that may be assigned to the securities.

Trustee	The Bank of New York. See “Description of the Notes—Regarding the Trustee.”

RISK FACTORS

Before making a decision to invest in the Notes, you should carefully consider the risk factors described below, the risk factors described on page 4 of the accompanying prospectus, and the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2005, beginning on page 10, as well as the other information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our cash flow and ability to meet debt obligations largely depend on the performance of our subsidiaries and affiliates.

We are a holding company and conduct our operations primarily through subsidiaries. Substantially all of our consolidated assets are held by such subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the Notes are largely dependent upon the earnings of these subsidiaries and the distribution or other payment of such earnings to us in the form of dividends, loans or advances or repayment of loans and advances from us. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on the Notes or to make any funds available for such payment.

Because we are a holding company, our obligations on the Notes will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including rights of a holder of any Note, to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized will be subject to the prior claims of such subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any such subsidiary, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary senior to that held by us. Although certain agreements to which we and our subsidiaries are parties limit the ability to incur additional indebtedness, we and our subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities.

The debt agreements of some of our subsidiaries and affiliates contain provisions that might restrict their ability to pay dividends, make distributions or otherwise transfer funds to us upon failing to meet certain financial tests or other conditions prior to the payment of other obligations, including operating expenses, debt service and reserves. We currently believe that all of our subsidiaries and affiliates are in compliance with such tests and conditions. Further, if we elect to receive distributions of earnings from our foreign operations, we may incur United States taxes, net of any available foreign tax credits, on such amounts. Distributions to us from our international projects are, in some countries, also subject to withholding taxes.

An active trading market for the Notes may not develop.

The Notes are new securities and we do not intend to apply for listing of the Notes on any securities exchange. We cannot assure that an active trading market for the Notes will develop. There can be no assurances as to the liquidity of any market that may develop for the Notes, the ability of holders to sell their Notes or the price at which the holders will be able to sell their Notes. Future trading prices of the Notes will depend on many factors including, among other things, prevailing interest rates, our operating results and the market for similar securities.

RECENT DEVELOPMENT

Reference is made to “Legal Matters-Regulatory Issues-PJM Billing Dispute” in Note 11 to the Financial Statements included in the SEC Form 10-Q of PPL Corporation, PPL Electric Utilities Corporation and PPL Energy Supply, LLC for the quarter ended September 30, 2006. On November 9, 2006, the Federal Energy Regulatory Commission (FERC) entered an order accepting the parties’ March 2006 proposed settlement agreement, upon the condition that PPL Electric Utilities Corporation (PPL Electric) agree to certain modifications. FERC’s acceptance was conditioned upon reimbursement of PECO Energy through a single credit to PECO Energy’s monthly PJM bill and a corresponding charge on PPL Electric’s monthly PJM bill, rather than through a PJM Tariff transmission charge applicable only to PPL Electric. FERC ordered PPL Electric to advise FERC within 30 days as to whether it would accept or reject the proposed modifications. The 30-day period expires at the close of business on December 11, 2006, by which time PPL Electric intends to respond to FERC.

PPL Electric and PPL Energy Supply cannot be certain of the outcome of this matter or the impact on them. Depending upon this outcome, the potential for recovery for amounts ultimately paid as a result of the FERC proceedings, and the application of relevant provisions of supply agreements between PPL Electric and PPL EnergyPlus, PPL Energy Supply may incur some or all of the costs associated with this matter.

PPL Electric expects to file an SEC Form 8-K reporting the outcome of this matter. Because, as described above, PPL Energy Supply may incur some or all of the costs associated with this matter, PPL Energy Supply will also be a filer of that Form 8-K.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of the Notes to replenish cash or repay short-term indebtedness, including intercompany loans, that PPL Energy Supply used or incurred to fund conversions of its 2 5/8% Convertible Senior Notes due 2023 (“Convertible Notes”). Of the $400 million aggregate principal amount of Convertible Notes originally issued in 2003, approximately $259 million in principal amount has been converted to date in the fourth quarter of 2006. An additional $39 million in principal amount was converted earlier in 2006. The principal amount of the converted Convertible Notes was settled in cash and the conversion premium was settled in PPL common stock, in accordance with the terms of the Convertible Notes.

CAPITALIZATION

The following table sets forth our historical unaudited consolidated cash and cash equivalents and capitalization as of September 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to (i) the conversion of $259 million in principal amount of Convertible Notes in the fourth quarter of 2006, (ii) the issuance of the Notes in this offering and (iii) the application of the estimated net proceeds of approximately $294 million as described herein.

This table should be read in conjunction with our consolidated financial statements, the notes related thereto and the financial and operating data incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(In millions)
Cash and cash equivalents	$496	$531

Long-term debt, including current portion	$4,665	$4,406
Long-term debt payable to affiliate	89	89
Notes offered hereby		300

Total long-term debt	4,754	4,795

Member’s equity	4,507	4,507

Total capitalization	$9,261	$9,302

DESCRIPTION OF THE NOTES

The following summary description sets forth certain terms and provisions of the Notes that we are offering by this prospectus supplement. Because this description is a summary, it does not describe every aspect of the Notes or the Indenture under which the Notes will be issued, as described below. The Indenture is filed as an exhibit to the registration statement of which the accompanying prospectus is a part. The Indenture and its associated documents contain the full legal text of the matters described in this section. This summary is subject to and qualified in its entirety by reference to all of the provisions of the Notes and the Indenture, including definitions of certain terms used in the Indenture. We also include references in parentheses to certain sections of the Indenture. Whenever we refer to particular sections or defined terms of the Indenture in this prospectus supplement, such sections or defined terms are incorporated by reference herein. The Indenture has been qualified under the Trust Indenture Act, and you should refer to the Trust Indenture Act for provisions that apply to the Notes.

General

We will issue the Notes as a series of debt securities under our Indenture, dated as of October 1, 2001 (as such indenture has been and may be supplemented, the “Indenture”), to The Bank of New York (as successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)), as trustee (the “Trustee”). We may issue an unlimited amount of Notes or other securities under the Indenture. The Notes and all other debt securities issued previously or hereafter under the Indenture are collectively referred to herein as the “Indenture Securities.”

The Notes will be our unsecured and unsubordinated obligations.

The Notes will be issued in fully registered form only, without coupons. The Notes will be initially represented by one or more fully registered global securities (the “Global Securities”) deposited with the Trustee, as custodian for DTC, as depositary, and registered in the name of DTC or DTC’s nominee. A beneficial interest in a Global Security will be shown on, and transfers or exchanges thereof will be effected only through, records maintained by DTC and its participants, as described below under “—Book-Entry Only Issuance—The Depository Trust Company.” The authorized denominations of the Notes will be $1,000 and any larger amount that is an integral multiple of $1,000. Except in limited circumstances described below, the Notes will not be exchangeable for Notes in definitive certificated form.

The Notes are initially being offered in one series in the principal amount of $300,000,000. We may, without the consent of the holders of the Notes, increase the principal amount of the series and issue additional notes of such series having the same ranking, interest rate, maturity and other terms as the Notes. Any such additional notes may, together with the Notes, constitute a single series of securities under the Indenture. The Notes and any additional notes of the same series having the same terms as the Notes offered hereby subsequently issued under the Indenture may be treated as a single class for all purposes under the Indenture, including, without limitation, voting waivers and amendments.

Principal and Interest

The Notes will mature on December 15, 2036 (the “Stated Maturity Date”) and will bear interest from the date of issue at the rate of 6.00% per annum. Interest will be payable on June 15 and December 15 of each year (each, an “Interest Payment Date”) commencing on June 15, 2007, and at Maturity (whether at stated maturity, upon redemption, or otherwise). Subject to certain exceptions, the Indenture provides for the payment of interest on an Interest Payment Date only to persons in whose names the Notes are registered at the close of business on the Regular Record Date, which will be the May 31 or November 30 (whether or not a Business Day), as the case may be, immediately preceding the applicable Interest Payment Date; except that interest payable at Maturity will be paid to the person to whom principal is paid. Interest will be calculated on the basis of a 360-day year of twelve 30-day months, and with respect to any period less than a full calendar month, on the basis of the actual number of days elapsed during the period.

Payment

If we default in paying interest on a Note, we will pay defaulted interest in either of the two following ways:

•	We will first propose to the Trustee a payment date for such defaulted interest. Next, the Trustee will choose a Special Record Date for determining which Holders are entitled to the payment. The Special Record Date will be between 10 and 15 days before the payment date we propose. Finally, we will pay such defaulted interest on the payment date to the Holder of the Note as of the close of business on the Special Record Date.

•	Alternatively, we can propose to the Trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the Notes may be listed for trading. If the Trustee thinks the proposal is practicable, payment will be made as proposed. (See Section 307.)

We will pay principal of and any interest and premium on the Notes at Maturity upon presentation of the Notes at the office of The Bank of New York in New York, New York, as our Paying Agent. In our discretion, we may change the place of payment on the Notes, and may remove any Paying Agent and may appoint one or more additional Paying Agents (including us or any of our affiliates). (See Section 602.)

If any Interest Payment Date, Redemption Date or the Maturity of a Note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such Interest Payment Date, Redemption Date or the Maturity, as the case may be, to the date of such payment on the next succeeding Business Day. “Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of New York or other city in which any Paying Agent for the Notes is located. (See Section 113.)

Form; Transfers; Exchanges

You may have your Notes divided into Notes of smaller denominations (of at least $1,000) or combined into Notes of larger denominations, as long as the total principal amount is not changed. This is called an “exchange.”

You may exchange or transfer Notes at the office of the Trustee. The Trustee acts as our agent for registering Notes in the names of holders and transferring debt securities. We may appoint another agent or act as our own agent for this purpose. The entity performing the role of maintaining the list of registered holders is called the “Security Registrar.” It will also perform transfers.

In our discretion, we may change the place for registration of transfer of the Notes and may remove and/or appoint one or more additional Security Registrars (including us or any of our affiliates). (See Sections 305 and 602.)

There will be no service charge for any transfer or exchange of the Notes, but you may be required to pay a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may block the transfer or exchange of (1) Notes during a period of 15 days prior to giving any notice of redemption or (2) any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part. (See Section 305.)

Redemption

We may, at our option, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be so redeemed (not including any portion of payments of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis at the Adjusted Treasury Rate, plus 25 basis points;

plus, in either of the above cases, accrued and unpaid interest to the Redemption Date.

The redemption price for any redemption will be calculated assuming a 360-day year consisting of twelve 30-day months.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to the Stated Maturity Date that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date:

•	the average of five Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or

•	if the Quotation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all of those quotations received.

“Quotation Agent” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means:

•	each of BNP Paribas Securities Corp., Goldman, Sachs & Co. and HSBC Securities (USA) Inc. and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute another Primary Treasury Dealer; and

•	any two other Primary Treasury Dealers selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount), as provided to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that Redemption Date.

The Notes will not be subject to a sinking fund or other mandatory redemption and will not be repayable at the option of the Holder of a Note prior to the Stated Maturity Date.

Notes will be redeemable upon notice by mail between 30 and 60 days prior to the Redemption Date. If less than all of the Notes of any series or any tranche thereof are to be redeemed, the Trustee will select the Notes to be redeemed. In the absence of any provision for selection, the Trustee will choose a method of random selection as it deems fair and appropriate. (See Sections 403 and 404.)

Notes will cease to bear interest on the Redemption Date. We will pay the redemption price and any accrued interest once you surrender the Note for redemption. (See Section 405.) If only part of a Note is redeemed, the Trustee will deliver to you a new Note of the same series for the remaining portion without charge. (See Section 406.)

We may make any redemption at our option conditional upon the receipt by the Paying Agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the Paying Agent has not received such money by the date fixed for redemption, we will not be required to redeem such Notes. (See Section 404.)

Events of Default

An “Event of Default” with respect to the Notes will occur if

•	we do not pay any interest on any Note within 30 days of the due date;

•	we do not pay principal or premium on any Note on its due date;

•	we remain in breach of any of our covenants (excluding covenants solely applicable to specific series other than the Notes) or warranties in the Indenture for 60 days after we receive a written notice of default stating we are in breach and requiring remedy of the breach; the notice must be sent by either the Trustee or Holders of 25% of the aggregate principal amount of the outstanding Notes; the Trustee or such Holders can agree to extend the 60-day period and such an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;

•	a matured event of default, as defined in any of our instruments under which there may be issued or evidenced any Debt (as defined below) of our company that has resulted in the acceleration of such Debt, in excess of $25 million or any default in payment of Debt in excess of $25 million at final maturity (and after the expiration of any applicable grace or cure periods); provided that the waiver or cure of any such default under any such instrument shall constitute a waiver and cure of the corresponding Event of Default under the Indenture and the rescission and annulment of the consequences thereof shall constitute a rescission and annulment of the corresponding consequences under the Indenture; or

•	we file for bankruptcy or certain other similar events in bankruptcy, insolvency, receivership or reorganization occur. (See Section 801.)

No Event of Default with respect to the Notes necessarily constitutes an Event of Default with respect to the Indenture Securities of any other series issued under the Indenture.

Remedies

Acceleration

Any One Series.    If an Event of Default occurs and is continuing with respect to any one series of Indenture Securities, then either the Trustee or the Holders of 25% in principal amount of the outstanding Indenture Securities of such series may declare the principal amount of all of the Indenture Securities of such series to be due and payable immediately.

More Than One Series.    If an Event of Default occurs and is continuing with respect to more than one series of Indenture Securities, then either the Trustee or the Holders of 25% of the aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, may make such declaration of acceleration. Thus, if there is more than one series affected, the action by the Holders of 25% of the aggregate principal amount of the outstanding Indenture Securities of any particular series will not, in itself, be sufficient to make a declaration of acceleration. (See Section 802.)

Rescission of Acceleration

After the declaration of acceleration has been made and before the Trustee has obtained a judgment or decree for payment of the money due, such declaration and its consequences will be rescinded and annulled, if

(i) we pay or deposit with the Trustee a sum sufficient to pay

•	all overdue interest;

•	the principal of and any premium which have become due otherwise than by such declaration of acceleration and interest thereon;

•	interest on overdue interest to the extent lawful; and

•	all amounts due to the Trustee under the Indenture; and

(ii) all Events of Default, other than the nonpayment of the principal which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (See Section 802.) For more information as to waiver of defaults, see “—Waiver of Default and of Compliance” below.

Control by Holders; Limitations

Subject to the Indenture, if an Event of Default with respect to the Indenture Securities of any one series occurs and is continuing, the Holders of a majority in principal amount of the outstanding Indenture Securities of that series will have the right to

•	direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or

•	exercise any trust or power conferred on the Trustee with respect to the Indenture Securities of such series.

If an Event of Default is continuing with respect to more than one series of Indenture Securities, the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all such series, considered as one class, will have the right to make such direction, and not the Holders of the Indenture Securities of any one of such series.

These rights of Holders to make direction are subject to the following limitations:

•	the Holders’ directions may not conflict with any law or the Indenture; and

•	the Holders’ directions may not involve the Trustee in personal liability where the Trustee believes indemnity is not adequate.

The Trustee may also take any other action it deems proper which is consistent with the Holders’ direction. (See Sections 812 and 903.)

The Indenture provides that no Holder of any Indenture Security will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture for the appointment of a receiver or for any other remedy thereunder unless

•	that Holder has previously given the Trustee written notice of a continuing Event of Default;

•	the Holders of 25% in aggregate principal amount of the outstanding Indenture Securities of all affected series, considered as one class, have made written request to the Trustee to institute proceedings in respect of that Event of Default and have offered the Trustee reasonable indemnity against costs and liabilities incurred in complying with such request; and

•	for 60 days after receipt of such notice, the Trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of outstanding Indenture Securities of all affected series, considered as one class.

Furthermore, no Holder will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other Holders. (See Sections 807 and 903.)

However, each Holder has an absolute and unconditional right to receive payment when due and to bring a suit to enforce that right. (See Sections 807 and 808.)

Notice of Default

The Trustee is required to give the Holders of the Notes notice of any default under the Indenture to the extent required by the Trust Indenture Act, unless such default has been cured or waived; except that in the case of an Event of Default of the character specified above in the third bullet point under “Events of Default,” no such notice shall be given to such Holders until at least 45 days after the occurrence thereof. (See Section 902.) The Trust Indenture Act currently permits the Trustee to withhold notices of default (except for certain payment defaults) if the Trustee in good faith determines the withholding of such notice to be in the interests of the Holders.

We will furnish the Trustee with an annual statement as to its compliance with the conditions and covenants in the Indenture. (See Section 605.)

Waiver of Default and of Compliance

The Holders of a majority in aggregate principal amount of the outstanding Notes may waive, on behalf of the Holders of all outstanding Notes, any past default under the Indenture, except a default in the payment of principal, premium or interest, or with respect to compliance with certain provisions of the Indenture that cannot be amended without the consent of the Holder of each outstanding Indenture Security. (See Section 813.)

Compliance with certain covenants in the Indenture or otherwise provided with respect to Indenture Securities may be waived by the Holders of a majority in aggregate principal amount of the affected Indenture Securities, considered as one class. (See Section 606.)

Certain Covenants

Limitation on Asset Sales.    So long as any of the Notes remain outstanding, except for the sale of assets required to be sold to conform with governmental requirements and except for a sale of our assets as or substantially as an entirety as contemplated under “Consolidation, Merger and Conveyance of Assets as an Entirety,” we will not and will not permit any of our subsidiaries to, consummate any Asset Sale, if the aggregate net book value of all such Asset Sales consummated during the four calendar quarters immediately preceding any date of determination would exceed 15% of our consolidated total assets as of the beginning of our most recently ended full fiscal quarter; except that any such Asset Sale will be disregarded for purposes of the 15% limitation specified above:

•	if any such Asset Sale is in the ordinary course of business;

•	if the assets subject to any such Asset Sale are worn out or are no longer useful or necessary in connection with the operation of our businesses;

•	if the assets subject to any such Asset Sale are being transferred to one of our wholly-owned subsidiaries;

•	to the extent the assets subject to any such Asset Sale involve transfers of assets of or equity interests in connection with (a) the formation of any joint venture between us or any of our subsidiaries, and any other entity, or (b) any project development and acquisition activities;

•	if the proceeds from any such Asset Sale (a) are, within 12 months of such Asset Sale, invested or reinvested by us or any of our subsidiaries in a Permitted Business, (b) are used by us or one of our subsidiaries to repay debt of the company or such subsidiary, or (c) are retained by us or our subsidiaries; or

•	if, prior to any such Asset Sale, Moody’s and S&P confirm our then current senior unsecured long-term debt rating after giving effect to any such Asset Sale.

“Asset Sale” means any sale of any assets, including by way of the sale by us or any of our subsidiaries of equity interests in such subsidiaries.

“Moody’s” means Moody’s Investors Service, Inc. and its successors and assigns, or absent a successor, or if such entity ceases to rate the Notes, such other nationally recognized statistical rating organization as we may designate.

“Permitted Business” means a business that is the same or similar to the business of PPL Energy Supply or any of our subsidiaries as of the date hereof, or any business reasonably related thereto.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors and assigns, or absent a successor, or if such entity ceases to rate the Notes, such other nationally recognized statistical rating organization as we may designate.

(See Supplemental Indenture No. 7.)

Restrictions on Secured Debt.    So long as any of the Notes remain outstanding, PPL Energy Supply will not create, incur or assume any Lien to secure Debt (in each case, as defined below) other than Permitted Liens (as defined below) upon any of its property, without the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes. This covenant will not, however, prohibit the creation, issuance, incurrence or assumption of any Lien if either:

•	we make effective provision whereby all Notes then outstanding will be secured equally and ratably with all other Debt then outstanding under such Lien; or

•	we deliver to the Trustee bonds, notes or other evidences of indebtedness secured by the Lien which secures such Debt in an aggregate principal amount equal to the aggregate principal amount of the outstanding Notes and meeting certain other requirements set forth in the Indenture.

This covenant applies to property held directly by PPL Energy Supply and will not restrict the ability of its subsidiaries and affiliates to create, incur or assume any Lien upon their assets, either in connection with project financings or otherwise.

As used herein:

“Debt,” with respect to any entity, means:

•	indebtedness of the entity for borrowed money evidenced by a bond, debenture, note or other similar instrument or agreement by which the entity is obligated to repay such borrowed money; and

•	any guaranty by the entity of any such indebtedness of another entity.

“Debt” does not include, among other things:

•	indebtedness of the entity under any installment sale or conditional sale agreement or any other agreement relating to indebtedness for the deferred purchase price of property or services;

•	trade obligations (including obligations under agreements relating to the purchase and sale of any commodity, including power purchase or sale agreements and any commodity hedges or derivatives regardless of whether any such transaction is a “financial” or physical transaction) or other obligations of the entity in the ordinary course of business;

•	obligations of the entity under any lease agreement (including any lease intended as security), whether or not such obligations are required to be capitalized on the balance sheet of the entity under generally accepted accounting principles, or

•	liabilities secured by any Lien on any property owned by the entity if and to the extent the entity has not assumed or otherwise become liable for the payment thereof.

“Lien” means any lien, mortgage, deed of trust, pledge or security interest, in each case, intended to secure the repayment of Debt, except for any Permitted Lien.

“Material Subsidiary” means PPL Global, PPL EnergyPlus or PPL Generation.

“Permitted Liens” means any

•	Liens existing at the original issue date of the Notes;

•	vendors’ Liens, purchase money Liens and other Liens on property at the time of its acquisition by us and Liens to secure or provide for the construction or improvement of property provided that no such Lien shall extend to or cover any of our other property;

•	Liens on cash, securities (other than limited liability company interests issued by any Material Subsidiary), including any cash or securities on hand or in banks or other financial institutions, deposit accounts and interests in general or limited partnerships;

•	Liens on the equity interest of any subsidiary of PPL Energy Supply that is not a Material Subsidiary;

•	Liens on property or shares of capital stock, or arising out of any Debt, of any entity existing at the time the entity is merged into or consolidated with PPL Energy Supply;

•	Liens in connection with the issuance of tax-exempt industrial development or pollution control bonds or other similar bonds issued pursuant to Section 103(b) of the Internal Revenue Code of 1986, as amended, to finance all or any part of the purchase price of or the cost of constructing, equipping or improving property, provided that such Liens are limited to the property acquired or constructed or improved and to substantially unimproved real property on which such construction or improvement is located; provided further, that PPL Energy Supply may further secure all or any part of such purchase price or the cost of construction or improvement by an interest on additional property of PPL Energy Supply only to the extent necessary for the construction, maintenance and operation of, and access to, such property so acquired or constructed or such improvement;

•	Liens on contracts, leases, and other agreements; Liens on contract rights, bills, notes and other instruments; Liens on revenues, accounts, accounts receivable and unbilled revenues, claims, credits, demands and judgments; Liens on governmental and other licenses, permits, franchises, consents and allowances; Liens on certain intellectual property rights and other general intangibles;

•	Liens securing Debt which matures less than one year from the date of issuance or incurrence thereof and is not extendible at the option of the issuer, and any refundings, refinancings and/or replacements of any such Debt by or with similar secured Debt;

•	Liens on vehicles, movable equipment and aircraft and parts, accessories and supplies used in connection therewith, and Liens on furniture, computers, data processing, telecommunications and other equipment and facilities used primarily for administrative or clerical purposes;

•	Liens on property which is the subject of a lease agreement designating PPL Energy Supply as lessee and all PPL Energy Supply’s interest in such property and such lease agreement, whether or not such lease agreement is intended as security;

•	other Liens securing Debt the principal amount of which does not exceed 10% of the total assets of PPL Energy Supply and our consolidated subsidiaries as shown on our most recent audited balance sheet; and

•	Liens granted in connection with extending, renewing, replacing or refinancing, in whole or in part, the Debt secured by liens described above (to the extent of such Debt so extended, renewed, replaced or refinanced).

(See Supplemental Indenture No. 7.)

Consolidation, Merger and Conveyance of Assets as an Entirety; No Financial Covenants

Subject to the provisions described in the next paragraph, we have agreed in the Indenture to preserve our corporate existence. (See Section 604.)

We have also agreed not to consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity unless:

•	the entity formed by such consolidation or into which we merge or the entity which acquires or which leases our property and assets substantially as an entirety is a corporation or limited liability company organized and existing under the laws of the United States of America or any State thereof or the District of Columbia, and expressly assumes, by supplemental indenture, the due and punctual payment of the principal, premium and interest on all the outstanding Indenture Securities and the performance of all of our covenants under the Indenture, and

•	immediately after giving effect to such transactions, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have occurred and be continuing. (See Section 1101.)

The Indenture does not prevent or restrict:

•	any consolidation or merger after the consummation of which we would be the surviving or resulting entity;

•	any conveyance or other transfer, or lease, of any part of our properties which does not constitute the entirety, or substantially the entirety, thereof; or

•	our approval of, or consent to, any consolidation or merger of any direct or indirect subsidiary or affiliate or any conveyance, transfer or lease by any such subsidiary or affiliate of any of its assets. (See Section 1103.)

The Indenture does not contain any financial covenants.

Modification of Indenture

Without Holder Consent.    Without the consent of any Holders of Indenture Securities, we and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the succession of another entity to us;

•	to add one or more covenants or other provisions for the benefit of the Holders of all or any series or tranche of Indenture Securities, or to surrender any right or power conferred upon us;

•	to add any additional Events of Default for all or any series of Indenture Securities;

•	to change or eliminate any provision of the Indenture or to add any new provision to the Indenture that does not adversely affect the interests of the Holders;

•	to provide security for the Indenture Securities of any series;

•	to establish the form or terms of Indenture Securities of any series or tranche as permitted by the Indenture;

•	to provide for the issuance of bearer securities;

•	to evidence and provide for the acceptance of appointment of a separate or successor Trustee;

•	to provide for the procedures required to permit the utilization of a noncertificated system of registration for any series or tranche of Indenture Securities;

•	to change any place or places where

•	we may pay principal, premium and interest,

•	Indenture Securities may be surrendered for transfer or exchange, and

•	notices and demands to or upon us may be served; or

•	to cure any ambiguity, defect or inconsistency or to make any other changes that do not adversely affect the interests of the Holders in any material respect.

If the Trust Indenture Act is amended after the date of the Indenture so as to require changes to the Indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the Indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the Indenture, the Indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we and the Trustee may, without the consent of any Holders, enter into one or more supplemental indentures to effect or evidence such amendment. (See Section 1201.)

With Holder Consent.    Except as provided above, the consent of the Holders of at least a majority in aggregate principal amount of the Indenture Securities of all outstanding series, considered as one class, is generally required for the purpose of adding to, changing or eliminating any of the provisions of the Indenture pursuant to a supplemental indenture. However, if less than all of the series of outstanding Indenture Securities are directly affected by a proposed supplemental indenture, then such proposal only requires the consent of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all directly affected series, considered as one class. Moreover, if the Indenture Securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the Holders of Indenture Securities of one or more, but less than all, of such tranches, then such proposal only requires the consent of the Holders of a majority in aggregate principal amount of the outstanding Indenture Securities of all directly affected tranches, considered as one class.

However, no amendment or modification may, without the consent of the Holder of each outstanding Indenture Security directly affected thereby,

•	change the stated maturity of the principal or interest on any Indenture Security (other than pursuant to the terms thereof), or reduce the principal amount, interest or premium payable or change the currency in which any Indenture Security is payable, or impair the right to bring suit to enforce any payment;

•	reduce the percentages of Holders whose consent is required for any supplemental indenture or waiver or reduce the requirements for quorum and voting under the Indenture; or

•	modify certain of the provisions in the Indenture relating to supplemental indentures and waivers of certain covenants and past defaults.

A supplemental indenture which changes or eliminates any provision of the Indenture expressly included solely for the benefit of Holders of Indenture Securities of one or more particular series or tranches will be deemed not to affect the rights under the Indenture of the Holders of Indenture Securities of any other series or tranche. (See Section 1202.)

We will be entitled to set any day as a record date for the purpose of determining the Holders of outstanding Indenture Securities of any series entitled to give or take any demand, direction, consent or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain circumstances, the Trustee also will be entitled to set a record date for action by Holders. If such a record date is set for any action to be taken by Holders of particular Indenture Securities, such action may be taken only by persons who are Holders of such Indenture Securities at the close of business on the record date. (See Section 104.)

The Indenture provides that certain Indenture Securities, including those for which payment or redemption money has been deposited or set aside in trust as described under “—Satisfaction and Discharge” below, will not be deemed to be “outstanding” in determining whether the Holders of the requisite principal amount of the outstanding Indenture Securities have given or taken any demand, direction, consent or other action under the Indenture as of any date, or are present at a meeting of Holders for quorum purposes. (See Section 101.)

Satisfaction and Discharge

Any Indenture Securities or any portion will be deemed to have been paid for purposes of the Indenture, and at our election, our entire indebtedness will be satisfied and discharged, if there shall have been irrevocably deposited with the Trustee or any Paying Agent (other than us), in trust:

•	money sufficient,

•	in the case of a deposit made prior to the maturity of such Indenture Securities, non-redeemable Government Obligations (as defined in the Indenture) sufficient, or

•	a combination of items listed in the preceding two bullet points, which in total are sufficient,

to pay when due the principal of, and any premium, and interest due and to become due on such Indenture Securities or portions thereof on and prior to the maturity thereof. (See Section 701.)

The Indenture will be deemed satisfied and discharged when no Indenture Securities remain outstanding and when we have paid all other sums payable by us under the Indenture. (See Section 702.)

All moneys we pay to the Trustee or any Paying Agent on Debt Securities which remain unclaimed at the end of two years after payments have become due may be paid to or upon our order. Thereafter, the Holder of such Debt Security may look only to us for payment. (See Section 603.)

Resignation and Removal of the Trustee; Deemed Resignation

The Trustee may resign at any time by giving written notice to us.

The Trustee may also be removed by act of the Holders of a majority in principal amount of the then outstanding Indenture Securities of any series.

No resignation or removal of the Trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Indenture.

Under certain circumstances, we may appoint a successor trustee and if the successor accepts, the Trustee will be deemed to have resigned. (See Section 910.)

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of the Holders as they may appear in the security register. (See Section 106.)

Title

PPL Energy Supply, the Trustee, and any agent of PPL Energy Supply or the Trustee, will treat the person or entity in whose name Debt Securities are registered as the absolute owner of those Debt Securities (whether or not the Debt Securities may be overdue) for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (See Section 308.)

Governing Law

The Indenture and the Debt Securities provide that they will be governed by and construed in accordance with the laws of the State of New York, except to the extent the Trust Indenture Act shall be applicable or the law of another jurisdiction shall mandatorily govern. (See Section 112.)

Regarding the Trustee

The Trustee under the Indenture is The Bank of New York (“BNY”) (as successor Trustee to JPMorgan Chase Bank, N.A.). In addition to acting as Trustee, BNY also maintains various banking and trust relationships with us and some of our affiliates.

Book-Entry Only Issuance—The Depository Trust Company

DTC will act as the initial securities depository for the Notes. The Notes will be issued in fully registered form and will be evidenced by one or more global Notes registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The global Notes will be deposited with the Trustee as custodian for DTC.

DTC is a New York limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities for its participants (“Direct Participants”) and also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules that apply to DTC and those using its system are on file with the SEC.

Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners should receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which they purchased Notes. Transfers of ownership interests on the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Notices will be sent to DTC.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the voting or consenting rights of Cede & Co. to those Direct Participants to whose accounts the Notes are credited on the record date. We believe that these arrangements will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a registered holder of the Notes.

Payments of the Purchase Price, principal of and interest on the Notes will be made to Cede & Co. (or such other nominee of DTC). DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of each participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of the Purchase Price, principal and interest to Cede & Co. (or other such nominee of DTC) is our responsibility. Disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

A beneficial owner will not be entitled to receive physical delivery of the Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Notes.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving us or the Trustee reasonable notice. In the event no successor securities depository is obtained, certificates for the Notes will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take any responsibility for the accuracy of this information.

UNDERWRITING

The Company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the Notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table:

Underwriters	Principal Amount of Notes
BNP Paribas Securities Corp.	$85,000,000
Goldman, Sachs & Co.	85,000,000
HSBC Securities (USA) Inc.	85,000,000
Lloyds TSB Bank plc	15,000,000
Mellon Financial Markets, LLC	15,000,000
PNC Capital Markets, Inc.	15,000,000

Total	$300,000,000

The underwriters are committed to take and pay for all of the Notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to .50% of the principal amount of Notes. Any such securities dealers may resell any Notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to .25% of the principal amount of Notes. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The Notes are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Lloyds TSB Bank plc is not a U.S. registered broker-dealer and, therefore, to the extent it intends to effect any sales of the Notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by regulations promulgated under the Securities Exchange Act of 1934, as amended.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

In the ordinary course of their business, certain of the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with PPL Energy Supply and certain of its affiliates.

VALIDITY OF THE NOTES

Dewey Ballantine LLP, New York, New York and Michael A. McGrail, Esq., Associate General Counsel or Thomas D. Salus, Esq., Senior Counsel of PPL Services Corporation will pass upon the validity of the Notes for PPL Energy Supply. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Notes for the underwriters. As to matters involving the law of the State of New York, Mr. McGrail or Mr. Salus will rely on the opinion of Dewey Ballantine LLP.

PROSPECTUS	PPL Corporation
PPL Capital Funding, Inc.
PPL Energy Supply, LLC
PPL Electric Utilities Corporation
Two North Ninth Street
Allentown, Pennsylvania 18101-1179
(610) 774-5151

PPL Corporation

Common Stock, Preferred Stock,

Stock Purchase Contracts, Stock Purchase Units and Depositary Shares

PPL Capital Funding, Inc.

Debt Securities

Guaranteed by PPL Corporation as described

in a supplement to this prospectus

PPL Energy Supply, LLC

Debt Securities and Preferred Securities

PPL Electric Utilities Corporation

Preferred Stock, Preference Stock, Depositary Shares and Debt Securities

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

We may offer the securities directly or through underwriters or agents. The applicable prospectus supplement will describe the terms of any particular plan of distribution.

Investing in the securities involves certain risks. See “ Risk Factors” on page 4.

PPL Corporation’s common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange and trades under the symbol “PPL.”

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 20, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that PPL Corporation, PPL Capital Funding, Inc. (“PPL Capital Funding”), PPL Energy Supply, LLC (“PPL Energy Supply”) and PPL Electric Utilities Corporation (“PPL Electric”) have each filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under this shelf process, we may, from time to time, sell combinations of the securities described in this prospectus in one or more offerings. Each time we sell securities, we will provide a prospectus supplement that will contain a description of the securities we will offer and specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

We may use this prospectus to offer from time to time:

•	shares of PPL Corporation Common Stock, par value $.01 per share (“PPL Common Stock”);

•	shares of PPL Corporation Preferred Stock, par value $.01 per share (“PPL Preferred Stock”);

•	contracts or other rights to purchase shares of PPL Common Stock or PPL Preferred Stock (“PPL Stock Purchase Contracts”);

•	stock purchase units, each representing (1) a PPL Stock Purchase Contract and (2) debt securities or preferred trust securities of third parties (such as Debt Securities or subordinated debt securities of PPL Capital Funding, preferred trust securities of a subsidiary trust or United States Treasury securities) that are pledged to secure the stock purchase unit holders’ obligations to purchase PPL Common Stock or PPL Preferred Stock under the PPL Stock Purchase Contracts (“PPL Stock Purchase Units”);

•	PPL Corporation’s Depositary Shares, issued under a deposit agreement and representing a fractional interest in PPL Preferred Stock (“PPL Depositary Shares”);

•	PPL Capital Funding’s unsecured and unsubordinated debt securities (“PPL Capital Funding Debt Securities”);

•	PPL Energy Supply’s unsecured and unsubordinated debt securities (“PPL Energy Debt Securities”);

•	PPL Energy Supply’s preferred limited liability company membership interests (“PPL Energy Preferred Securities”).

•	PPL Electric’s Series Preferred Stock (“PPL Electric Preferred Stock”);

•	PPL Electric’s Preference Stock (“PPL Electric Preference Stock”);

•	PPL Electric’s Depositary Shares, issued under a deposit agreement and representing a fractional interest in PPL Electric Preferred Stock or PPL Electric Preference Stock (“PPL Electric Depositary Shares”); and

•	PPL Electric’s senior secured debt securities issued under PPL Electric’s 2001 indenture, as amended (“PPL Electric Secured Debt Securities”), which PPL Electric Secured Debt Securities may be secured by first mortgage bonds issued under PPL Electric’s 1945 first mortgage indenture (“PPL Electric 1945 Mortgage Bonds”), as well as by the lien of the 2001 indenture on PPL Electric’s distribution and transmission properties (subject to certain exceptions to be described in a prospectus supplement).

We sometimes refer to the securities listed above collectively as the “Securities.”

PPL Corporation will unconditionally guarantee the payment of principal, premium and interest on the PPL Capital Funding Debt Securities as will be described in supplements to this prospectus. We sometimes refer to PPL Corporation’s guarantees of PPL Capital Funding Debt Securities as “PPL Guarantees.”

Information contained herein relating to each registrant is filed separately by such registrant on its own behalf. No registrant makes any representation as to information relating to any other registrant or Securities or guarantees issued by any other registrant, except that information relating to PPL Capital Funding’s Securities is also attributed to PPL Corporation.

As used in this prospectus, the terms “we,” “our” and “us” generally refer to:

•	PPL Corporation with respect to Securities or PPL Guarantees issued by PPL Corporation or PPL Capital Funding;

•	PPL Energy Supply with respect to Securities issued by PPL Energy Supply; and

•	PPL Electric, with respect to Securities issued by PPL Electric.

For more detailed information about the Securities and the PPL Guarantees, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

RISK FACTORS

Investing in the Securities involves certain risks. You are urged to read and consider the risk factors relating to an investment in the Securities described in the Annual Reports on Form 10-K of PPL Corporation, PPL Energy Supply and PPL Electric, as applicable, for the year ended December 31, 2005, filed with the SEC on March 3, 2006 and incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing PPL Corporation, PPL Energy Supply and PPL Electric. The prospectus supplement applicable to each type or series of Securities we offer will contain a discussion of additional risks applicable to an investment in us and the particular type of Securities we are offering under that prospectus supplement.

FORWARD-LOOKING INFORMATION

Certain statements included or incorporated by reference in this prospectus, including statements with respect to future earnings, energy supply and demand, costs, electric rates, subsidiary performance, growth, new technology, project development, fuel and energy prices, strategic initiatives, and generating capacity and performance, are “forward-looking statements” within the meaning of the federal securities laws. Although we believe that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus and our reports that are incorporated by reference, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	market demand and prices for energy, capacity and fuel;

•	market prices for crude oil and the potential impact on the phase out of synthetic fuel tax credits and synthetic fuel operations;

•	weather conditions affecting generation production, customer energy usage and operating costs;

•	competition in retail and wholesale power markets;

•	liquidity of wholesale power markets;

•	the effect of any business or industry restructuring;

•	our profitability and liquidity, including access to capital markets and credit facilities;

•	new accounting requirements or new interpretations or applications of existing requirements;

•	operation and availability of our generation facilities and operating costs;

•	transmission and distribution system conditions and operating costs;

•	current and future environmental conditions and requirements and the related costs of compliance, including environmental capital expenditures and emission allowance and other expenses;

•	significant delays in the planned installation of pollution control equipment at our coal-fired generating units in Pennsylvania due to weather conditions, contractor performance or other reasons;

•	development of new projects, markets and technologies;

•	performance of new ventures;

•	asset acquisitions and dispositions;

•	political, regulatory or economic conditions in states, regions or countries where we or our subsidiaries conduct business;

•	any impact of 2005 hurricanes on our business, including any impact on fuel prices;

•	receipt of necessary governmental permits, approvals and rate relief;

•	new state, federal or foreign legislation, including new tax legislation;

•	state, federal and foreign regulatory developments;

•	impact of state, federal or foreign investigations applicable to us and our subsidiaries and the energy industry;

•	capital markets conditions, including changes in interest rates, and decisions regarding our capital structure;

•	stock price performance of PPL Corporation;

•	the market prices of equity securities and the impact on pension costs and resultant cash funding requirements for defined benefit pension plans;

•	securities and credit ratings;

•	foreign currency exchange rates;

•	the outcome of litigation against us;

•	potential effects of threatened or actual terrorism or war or other hostilities; and

•	our commitments and liabilities.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with other documents we file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update the information contained in such statement to reflect subsequent developments or information.

PPL CORPORATION

PPL Corporation, incorporated in 1994 and headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, is primarily engaged in the supply and delivery of energy. Through its subsidiaries, PPL Corporation generates electricity from power plants primarily in the northeastern and western United States; markets wholesale or retail energy primarily in the northeastern and western portions of the United States; delivers electricity to approximately 5.1 million customers in Pennsylvania, the United Kingdom and Latin America; and provides energy services for businesses in the mid-Atlantic and northeastern United States. PPL Corporation’s overall strategy is to achieve disciplined growth in energy supply margins while limiting volatility in both cash flows and earnings, and to achieve stable, long-term growth in regulated delivery businesses through efficient operations and strong customer and regulatory relations.

PPL Corporation’s principal subsidiaries are shown below:

Energy Supply

PPL Corporation, through its indirect, wholly owned subsidiaries, PPL Generation and PPL EnergyPlus, owns and operates electricity generating power plants and markets this electricity and other power purchases to deregulated wholesale and retail markets. Both of these subsidiaries also are direct, wholly owned subsidiaries of PPL Energy Supply. As of December 31, 2005, PPL Corporation owned or controlled, through its subsidiaries, 11,830 megawatts, or MW, of low-cost and diverse power generation capacity. See “PPL Energy Supply, LLC” below for more information.

PPL Corporation’s strategy for its energy supply business is to match energy supply with load, or customer demand, under agreements of varying lengths with creditworthy counterparties to capture profits while effectively managing exposure to movements in energy and fuel prices and counterparty credit risk.

Energy Delivery

PPL Corporation provides energy delivery services in the mid-Atlantic regions of the United States through its regulated public utility subsidiaries, PPL Electric and PPL Gas, and in the United Kingdom and Latin America through its subsidiary, PPL Global. PPL Electric provides electricity delivery services to approximately 1.4 million customers in eastern and central Pennsylvania. See “PPL Electric Utilities Corporation” below for more information. PPL Gas Utilities Corporation provides natural gas distribution and propane services to approximately 110,000 customers in various counties in Pennsylvania, as well as in small portions of Maryland and Delaware. Through its subsidiaries, PPL Global provides electricity delivery services to approximately 3.7 million customers in the United Kingdom and Latin America. PPL Global also is a wholly owned subsidiary of PPL Energy Supply, LLC. See “PPL Energy Supply, LLC” below for more information.

PPL Corporation’s strategy for its energy delivery businesses is to operate these businesses at the most efficient cost while maintaining the highest level of customer service and reliability.

PPL Corporation’s subsidiaries, including PPL Energy Supply and PPL Electric, are separate legal entities, and are not liable for the debts of PPL Corporation, and PPL Corporation is not liable for the debts of its subsidiaries (other than under the PPL Guarantees). Neither PPL Energy Supply nor PPL Electric will guarantee or provide other credit or funding support for the Securities to be offered by PPL Corporation pursuant to this prospectus.

PPL CAPITAL FUNDING, INC.

PPL Capital Funding is a Delaware corporation and a wholly owned subsidiary of PPL Corporation. PPL Capital Funding’s primary business is to provide PPL Corporation with financing for its operations. PPL Corporation will unconditionally guarantee the payment of principal, premium and interest on the PPL Capital Funding Debt Securities pursuant to the PPL Guarantees as will be described in supplements to this prospectus.

PPL ENERGY SUPPLY, LLC

PPL Energy Supply, formed in 2000 and headquartered in Allentown, Pennsylvania, is an energy company engaged, through its subsidiaries, in the generation and marketing of electricity primarily in the northeastern and western power markets of the United States and in the delivery of electricity in the United Kingdom and Latin America. PPL Energy Supply’s major operating subsidiaries are PPL Generation, PPL EnergyPlus and PPL Global. PPL Energy Supply is an indirect wholly owned subsidiary of PPL Corporation. See “PPL Corporation” above for more information.

Energy Supply: PPL Generation and PPL EnergyPlus

As of December 31, 2005, PPL Energy Supply owned or controlled, through its PPL Generation subsidiary, 11,830 MW of electric power generation capacity, with power plants in Pennsylvania (9,225 MW), Montana (1,267 MW), Illinois (540 MW), Arizona (300 MW), Connecticut (243 MW), New York (159 MW) and Maine (96 MW). PPL Generation also has current plans to implement capital projects at certain of its existing generation facilities in Pennsylvania and Montana that would provide 258 MW of additional generation capacity by 2010. PPL Generation’s plants are fueled by uranium, coal, gas, oil and hydro power. The electricity from these plants is sold to PPL EnergyPlus under FERC-jurisdictional power purchase agreements, except that most of the electricity from the Montana plants is sold directly to non-affiliated counterparties by PPL EnergyPlus acting as agent for PPL Montana.

PPL EnergyPlus markets or brokers the electricity produced by PPL Generation’s subsidiaries, along with purchased power and natural gas, in competitive wholesale and deregulated retail markets, primarily in the northeastern and western portions of the United States. PPL EnergyPlus also provides energy-related products and services, such as engineering and mechanical contracting, construction and maintenance services, to commercial and industrial customers.

At December 31, 2005, PPL Energy Supply estimated that, on average, approximately 84% of its expected annual generation output for the period 2006 through 2009 would be used to meet:

•	the obligation of its subsidiary PPL EnergyPlus under two agreements to provide electricity to PPL Electric, so that PPL Electric can, in turn, provide electricity as a “provider of last resort,” or “PLR,” through 2009 under fixed-price tariffs pursuant to the Pennsylvania Electricity Generation Customer Choice and Competition Act, or Customer Choice Act (See “PPL Electric Utilities Corporation—Provider of Last Resort”);

•	PPL EnergyPlus’ obligation under two agreements to provide electricity to NorthWestern Corporation through June 2007; and

•	other contractual sales to other counterparties for terms of various lengths.

These arrangements are consistent with and are an integral part of PPL Energy Supply’s overall business strategy, which includes the matching of energy supply with load, or customer demand, under agreements of varying lengths with creditworthy counterparties to capture profits while effectively managing our exposure to movements in energy and fuel prices and counterparty credit risk.

Due to the expiration of the PLR agreements referenced above at the end of 2009, PPL Energy Supply estimated as of December 31, 2005, that approximately 5% of its expected generation output for 2010 would be needed to fulfill obligations under existing power sales agreements. Consistent with its business strategy, PPL Energy Supply expects that it will enter into new power sales agreements over the next few years as its existing long-term agreements expire. Based on the way in which the wholesale markets have developed over the last several years, PPL Energy Supply expects that these new agreements may be of a shorter duration than the current PLR agreements, which at inception had terms of approximately eight years.

International Energy Delivery: PPL Global

PPL Energy Supply provides electricity delivery services in the United Kingdom and Latin America through its PPL Global subsidiary, which currently owns and operates electricity delivery businesses serving approximately 3.7 million customers. PPL Global owns Western Power Distribution Holdings Limited and WPD Investment Holdings Limited, which together we refer to as WPD. WPD operates two electric distribution companies in the U.K., which together serve approximately 2.6 million end-users. PPL Global’s Latin American subsidiaries in Chile, El Salvador and Bolivia serve an aggregate of approximately 1.1 million end-users.

PPL Energy Supply’s strategy for its international electricity delivery businesses is to operate these businesses at the most efficient cost while maintaining the highest level of customer service and reliability.

Neither PPL Corporation nor any of its other subsidiaries or affiliates will guarantee or provide other credit or funding support for the securities to be offered by PPL Energy Supply pursuant to this prospectus.

PPL ELECTRIC UTILITIES CORPORATION

PPL Electric, incorporated in 1920 and headquartered in Allentown, Pennsylvania, is a direct subsidiary of PPL Corporation and a regulated public utility. PPL Electric provides electricity delivery services to approximately 1.4 million customers in eastern and central Pennsylvania. PPL Electric also provides electricity supply to retail customers in that territory as a PLR under the Customer Choice Act.

Provider of Last Resort. Pursuant to a 1998 order issued by the Pennsylvania Public Utility Commission, or PUC, PPL Electric agreed to provide electricity supply as a PLR to retail customers in its service territory not selecting an alternate electric energy supplier at predetermined capped rates through 2009. The Customer Choice Act allows for limited rate relief during the “capped” rate period for instances of unforeseen and significant operating or market events, or changes in law. However, through the year 2009, PPL Electric generally bears the risk that it will not be able to obtain adequate energy supply at the capped rates it may charge to its PLR customers.

In order to mitigate this risk, PPL Electric has entered into full-requirements energy supply agreements with another subsidiary of PPL Corporation, PPL EnergyPlus, that are designed to provide PPL Electric with sufficient supply to satisfy the Company’s PLR obligation through the end of 2009. Under one of the PLR agreements, PPL Electric is required to provide performance assurance to PPL EnergyPlus when the market price of electricity is less than the contract price by more than its contract collateral threshold. Conversely, PPL EnergyPlus is required to provide performance assurance to PPL Electric when the market price of electricity is greater than the contract price by more than its contract collateral threshold. Over the past few years, market prices for electricity have exceeded the contract price, and PPL Electric estimates that, at December 31, 2005, the market price of electricity exceeded the contract price by approximately $4.2 billion. Accordingly, at December 31, 2005, PPL EnergyPlus was required to provide PPL Electric with performance assurance of $300 million, the maximum amount of collateral required under the agreement. If PPL EnergyPlus is unable to satisfy its energy supply obligations under the PLR agreements, PPL Electric would be required to obtain energy supply in the wholesale market at then-current market rates to meet its PLR obligations. While the Customer Choice Act provides generally for PLR costs to be borne by customers, it is not clear whether PPL Electric would be able to pass on to its customers any costs of this replacement energy supply that exceeds the predetermined capped rates.

PPL Electric’s PLR obligation after 2009 will be determined by the PUC pursuant to rules that have not yet been promulgated. While regulations governing PLR obligations after 2009 have been proposed for comment by the PUC, at this time, PPL Electric cannot predict the content of these regulations, including the specific mechanism for recovery from customers of its costs for energy supply, or when the regulations will be finalized.

Strategic Initiative. In 2001, PPL Electric completed a strategic initiative designed to reduce its business and financial risk profile by, among other things, limiting its business activities to the transmission and distribution of electricity and businesses related to or arising out of the electric transmission and distribution businesses and reduce its exposure to volatility in energy prices associated with its PLR obligation. Obtaining long-term electric supply agreements with PPL EnergyPlus to meet its PLR obligations through 2009 at prices generally equal to the predetermined capped rates it was allowed to charge PLR customers was a key component of this initiative. Other key components of the initiative involved actions to confirm PPL Electric’s legal separation from PPL Corporation and PPL Corporation’s other subsidiaries. In connection with the initiative PPL Electric:

•	adopted amendments to its Articles of Incorporation and Bylaws containing corporate governance and operating provisions designed to confirm and reinforce its legal and corporate separateness from PPL Corporation and its other affiliated companies and providing for PPL Electric to limit its businesses to electric transmission and distribution and related activities;

•	appointed an independent director to its Board of Directors and required the unanimous approval of the Board of Directors, including the consent of the independent director, to amendments to these corporate governance and operating provisions or to the commencement of any insolvency proceedings, including any filing of a voluntary petition in bankruptcy or other similar actions; and

•	in connection with the issuance of certain senior secured bonds, agreed to appoint an independent compliance administrator to review, on a semi-annual basis, its compliance with the corporate governance and operating requirements contained in its Articles of Incorporation and Bylaws. When such bonds are no longer outstanding, and in certain other circumstances, PPL Electric will not be required to maintain an independent compliance administrator.

The amended Articles of Incorporation and Bylaws permit PPL Electric’s Board of Directors to adopt additional amendments to the Bylaws, including amendments that revise or eliminate provisions that are designed to reinforce PPL Electric’s legal separateness from its affiliates. However, any such amendment must be approved unanimously by PPL Electric’s Board of Directors, including the independent director.

The enhancements to PPL Electric’s legal separation from its affiliates were intended to minimize the risk that a court would order PPL Electric’s assets and liabilities to be substantively consolidated with those of PPL Corporation or another affiliate of PPL Corporation in the event that PPL Corporation or another PPL Corporation affiliate were to become a debtor in a bankruptcy case. However, if PPL Corporation or another PPL Corporation affiliate were to become a debtor in a bankruptcy case, there can be no assurance that a court would not order PPL Electric’s assets and liabilities to be consolidated with those of PPL Corporation or such other PPL Corporation affiliate. Any such substantive consolidation could result in delays or reductions in payments on PPL Electric’s Securities.

Neither PPL Corporation nor any of PPL Corporation’s subsidiaries or affiliates will guarantee or provide other credit or funding support for the securities to be offered by PPL Electric pursuant to this prospectus.

The offices of PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric are located at Two North Ninth Street, Allentown, Pennsylvania 18101-1179 and they can be contacted through telephone number (610) 774-5151.

The information above concerning PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric and, if applicable, their respective subsidiaries is only a summary and does not purport to be comprehensive. For additional information about these companies, including certain assumptions, risks and uncertainties involved in the forward-looking statements contained or incorporated by reference in this prospectus, you should refer to the information described in “Where You Can Find More Information.”

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the sale of the PPL Capital Funding Debt Securities will be loaned to PPL Corporation and/or its subsidiaries. PPL Corporation and/or its subsidiaries are expected to use the proceeds of such loans, and the proceeds of the other Securities issued by PPL Corporation, for general corporate purposes, including repayment of debt. Except as otherwise described in a prospectus supplement, each of PPL Energy Supply and PPL Electric is expected to use the proceeds of the Securities it issues for general corporate purposes, including repayment of debt.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

PPL Corporation

The following table sets forth PPL Corporation’s ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred dividends for the periods indicated:

	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.6	2.7	2.6	1.9	1.7

(a)	In calculating the earnings component, net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles. See PPL Corporation’s reports on file with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as described under “Where You Can Find More Information” for more information. PPL Corporation had no preferred securities outstanding during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

PPL Energy Supply

The following table sets forth PPL Energy Supply’s ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred dividends for the periods indicated:

	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred securities dividends (a)	3.2	4.1	4.8	4.0	5.4

(a)	In calculating the earnings component, net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles. See PPL Energy Supply’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information. PPL Energy Supply had no preferred securities outstanding during the periods indicated; therefore, the ratio of earnings to combined fixed charges and preferred securities dividends is the same as the ratio of earnings to fixed charges.

PPL Electric

The following table sets forth PPL Electric’s ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred dividends for the periods indicated:

	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges (a)	2.1	1.4	1.2	1.2	1.7
Ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.1	1.4	1.2	1.2	1.7

(a)	In calculating the earnings component, net income excludes the cumulative effect of a change in accounting principle. See PPL Electric’s reports on file with the SEC pursuant to the Exchange Act as described under “Where You Can Find More Information” for more information.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

PPL Corporation, PPL Energy Supply and PPL Electric each file reports and other information with the SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

PPL Corporation’s Internet Web site is www.pplweb.com. On the Investor Center page of that Web site PPL Corporation provides access to all SEC filings of PPL Corporation, PPL Energy Supply and PPL Electric free of charge, as soon as reasonably practicable after filing with the SEC. The information at PPL Corporation’s Internet site is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus. Additionally, PPL Corporation’s, PPL Energy Supply’s and PPL Electric’s filings are available at the SEC’s Web site (www.sec.gov).

PPL Corporation Common Stock is listed on the New York Stock Exchange (“NYSE”) and the Philadelphia Stock Exchange (symbol: PPL), and reports, proxy statements and other information concerning PPL Corporation can also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, 1900 Market Street, Philadelphia, Pennsylvania 19103.

Certain securities of PPL Electric are also listed on the NYSE and certain information concerning PPL Electric may be inspected at the NYSE offices in New York.

In addition, reports, proxy statements and other information concerning PPL Corporation, PPL Electric and PPL Energy Supply can be inspected at their offices at Two North Ninth Street, Allentown, Pennsylvania 18101-1179.

Incorporation by Reference

Each of PPL Corporation, PPL Energy Supply and PPL Electric will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that it files separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about the registrants.

PPL Corporation

SEC Filings (File No. 1-11459)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2005

Current Reports on Form 8-K and 8-K/A	January 3, 2006, February 1, 2006, February 27, 2006 (as to Item 5.02) and March 3, 2006

PPL Corporation’s Registration Statement on Form 8-B	April 27, 1995

PPL Energy Supply

SEC Filings (File No. 333-74794)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2005

Current Report on Form 8-K and 8-K/A	March 3, 2006

PPL Electric

SEC Filings (File No. 1-905)	Period/Date

Annual Report on Form 10-K	Year ended December 31, 2005

Current Reports on Form 8-K and 8-K/A	February 1, 2006, February 16, 2006 and March 3, 2006

Additional documents that PPL Corporation, PPL Energy Supply and PPL Electric file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus and the termination of the offering of the Securities are also incorporated herein by reference. In addition, any additional documents that PPL Corporation, PPL Electric or PPL Energy Supply file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus, and prior to the effectiveness of the registration statement are also incorporated herein by reference.

Each of PPL Corporation, PPL Energy Supply and PPL Electric will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of its filings. You may request a copy of these filings by writing or telephoning the appropriate registrant at:

Two North Ninth Street

Allentown, Pennsylvania 18101-1179

Attention: Investor Services Department

Telephone: 1-800-345-3085

No separate financial statements of PPL Capital Funding are included herein or incorporated herein by reference. PPL Corporation and PPL Capital Funding do not consider those financial statements to be material to holders of the PPL Capital Funding Debt Securities because (1) PPL Capital Funding was formed for the primary purpose of providing financing for PPL Corporation and its subsidiaries, (2) PPL Capital Funding does not currently engage in any independent operations and (3) PPL Capital Funding does not currently plan to engage, in the future, in more than minimal independent operations. See “PPL Capital Funding.” PPL Capital Funding has received a “no action” letter from the Staff of the SEC stating that the Staff would not raise any objection if PPL Capital Funding does not file periodic reports under Sections 13 and 15(d) of the Exchange Act. Accordingly, PPL Corporation and PPL Capital Funding do not expect PPL Capital Funding to file those reports.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of PPL Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of PPL Energy Supply, LLC and PPL Electric Utilities Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF THE SECURITIES AND THE PPL GUARANTEES

Dewey Ballantine LLP, New York, New York or Simpson Thacher & Bartlett LLP, New York, New York and Thomas D. Salus, Esq., Senior Counsel of PPL Services Corporation, will pass upon the validity of the Securities and the PPL Guarantees for PPL Corporation, PPL Capital Funding, PPL Energy Supply and PPL Electric. Sullivan & Cromwell LLP, New York, New York, will pass upon the validity of the Securities and the PPL Guarantees for any underwriters or agents. Dewey Ballantine LLP, Simpson Thacher & Bartlett LLP and Sullivan & Cromwell LLP will rely on the opinion of Mr. Salus as to matters involving the law of the Commonwealth of Pennsylvania. As to matters involving the law of the State of New York, Mr. Salus will rely on the opinion of Dewey Ballantine LLP or Simpson Thacher & Bartlett LLP, as applicable.

PPL Energy Supply, LLC